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                           Filed by USA Networks, Inc.
                        Pursuant to Rule 165 and Rule 425
                        Under the Securities Act of 1933
                         Subject Company: Expedia, Inc.
                          Commission File No. 000-27429


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Slide 1
USA Interactive
Goal: 20% of all Interactive Commerce

USA Interactive will be the new name of USA Networks, Inc. upon closing of the transaction in which the entertainment businesses of USA Networks, Inc. will be contributed to a joint venture with Vivendi Universal.

Prepared 1/29/02 - Read important disclaimer

Slide 2: USA Interactive

Electronic Retailing: (logos) Home Shopping Network, America's Store, Home Shopping Espanol, Shop Channel, HSN.com, TVSN, Home Shopping Europe

Information & Services: (logos) Ticketmaster, Match.com, Citysearch.com, HRN, USA ECS, Styleclick, Expedia, Inc. (Transaction pending), PRC

Pro forma for pending Expedia transaction. Includes some companies majority or partially owned by USA. USA Interactive will be the new name of USA Networks, Inc. upon closing of the transaction in which the entertainment businesses of USA Networks, Inc. will be contributed to a joint venture with Vivendi Universal.

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Slide 3: Huge Opportunity
$ in billions

U.S. Interactive Commerce
Gross Transaction Value ("GTV")
GAGR = 24%

2001                                            $87
2002E                                          $110
2003E                                          $137
2004E                                          $169
2005E                                          $207
2006E                                          $253

Source: Shop.org / BCG (5/01); PhocusWright (10/01); Comscore Networks (1/02); Jupiter (10/01, 11/01, 4/00, 10/00); compiled estimates from various other Wall Street analysts and internal estimates. Includes B2C online commerce, online financial services and online classifieds.

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Slide 4: USA's Target
$ in billions


                                                    Target

2001                                            $87           8%
2002E                                          $110          13%
2003E                                          $137          17%
2004E                                          $169          20%
2005E                                          $207          21%
2006E                                          $253          22%

Source: Shop.org / BCG (5/0)1; Comscore Networks (1/02); Jupiter (10/01, 11/01, 4/00, 10/00); compiled estimates from various other Wall Street analysts and internal estimates. Includes B2C online commerce, online financial services and online classifieds. USA budget / estimates based on USA Revised Budget as filed with the SEC on 1/29/02 for 2002 and 2003 and internal estimates for 2004-2006; goals for initiatives and new acquisitions based on USA internal estimates. Pro forma for pending Expedia transaction.

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Slide 5: Growing Interactive Transactions
$ in billions

USA Gross Interactive Transactions

CAGR = 56%

2001                                           $6.2
2002E                                         $14.3
2003E                                         $23.3
2004E                                         $33.9
2005E                                         $44.2
2006E                                         $56.3

USA budget / estimates based on USA Revised Budget as filed with the SEC on 1/29/02 for 2002 and 2003 and internal estimates for 2004-2006; goals for initiatives and new acquisitions based on USA internal estimates. Pro forma for pending Expedia transaction.

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Slide 6: How Will We Get There?

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Slide 7: Organic Growth + New Initiatives + Acquisitions

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Slide 8: Components of Our Growth (%)
$ in billions

USA Gross Interactive Transactions


                                                2001        2002E        2003E        2004E         2005E        2006E
New Acquisitions                                              5%           8%           10%          11%          11%
Initiatives                                                                1%            1%           1%           1%
Organic Growth                                   7%           8%           8%            9%          10%          10%
Total                                            7%          13%          17%           20%          21%          22%

USA budget / estimates based on USA Revised Budget as filed with the SEC on 1/29/02 for 2002 and 2003 and internal estimates for 2004-2006; goals for initiatives and new acquisitions based on USA internal estimates. Pro forma for pending Expedia transaction.

Prepared 1/29/02 - Read important disclaimer

Slide 9: Components of Our Growth ($)
$ in billions

USA Gross Interactive Transactions


                                              2001         2002E        2003E        2004E         2005E        2006E
New Acquisitions                                           $5.70       $11.10        $17.50       $22.70       $28.80
Initiatives                                                             $0.70         $1.20        $1.70        $2.30
Organic Growth                                $6.20        $8.50       $11.50        $15.20       $19.80       $25.20
Total                                         $6.20       $14.30       $23.30        $33.90       $44.20       $56.30

USA budget / estimates based on USA Revised Budget as filed with the SEC on 1/29/02 for 2002 and 2003 and internal estimates for 2004-2006; goals for initiatives and new acquisitions based on USA internal estimates. Pro forma for pending Expedia transaction.

Prepared 1/29/02 - Read important disclaimer

Slide 10: Organic Growth

Prepared 1/29/02 - Read important disclaimer

Slide 11: Exchanges
(graphic) screen grab of Ticketmaster.com Orlando Magic tickets exchange page

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Slide 12: Online Personals: Huge Potential


                                   Online                 Not Online
Singles 18+ (U.S.)                          44%              56% 87 mm
                                   Uses Online                   Never used
                                   Dating                        Online Dating
Online Singles 18% (U.S.)                   24%                     76% 39 mm

Sources: US Census Bureau 1998; MRE Cyberstats Fall 2000; NPD Group Research
12/00

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Slide 13: Match: A True Gem
$ in millions

Revenue
CAGR = 67%

2000              $29
2001              $49
2002E             $88
2003E             $135

EBITDA
CAGR = 109%

2000               $6
2001              $17
2002E             $30
2003E             $55

Source: USA Revised Budget as filed with the SEC 1/29/02.

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Slide 14: Travel: Quickly Migrating Online

U.S. Online Travel as % of Total U.S. Travel

1999               1%
2002E              5%
2006E            +15%?

Total U.S. Travel Today ~ $500 billion

Source: CIBC for total US travel market; PhocusWright, Shop.org and USA estimates for US online travel market.

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Slide 15: Packaging the Merchant Model

(graphics) screen grabs of Expedia.com

Pro forma for pending Expedia transactions.

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Slide 16: Expanding HSN Online
$ in millions

HSN.com Revenue

2000 = $42
increases 200% 2000-2001
increases 40% 2001-2002E
% of HSN U.S. Sales

2000               3%
2001               8%
2002E            ~10%

Source: USA Revised Budget as filed with the SEC on 1/29/02.

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Slide 17: HSN Circle of Commerce
Center: Fun, Informative, Interactive

TV, Internet, Off Air, DRTV, Catalog, Wireless, Contextual Commerce, Digital Tiers, iTV, B&M

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Slide 18: New Initiatives

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Slide 19
Membership Clubs
Credit Cards
Loyalty / Notification Programs
65mm Name Database

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Slide 20: Acquisitions

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Slide 21: Areas of Opportunity
Interactive Commerce & Services

pie chart: USA business from largest to smallest (Travel, PCs/Electronics, TV Elec. Retailing, Other Commerce, Mass Merchandise, Apparel, Home/Office, Event Tickets, Personals other business (Financial Services, Auctions, Books, Music & Video, Flowers & Cards, Jobs Classifieds, Automobile, Real Estate Classifieds

Source: Shop.org, Jupiter, MSDW , Prudential, Furman Selz, Painewebber, SSB, SEC filings and Match.com and other internal estimates.

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Slide 22: Historical Price Performance
USA  CAGR = 35%
(graphic) line chart depicting relative performance of USAI, Entertainment Index, and Nasdaq from Dec 96 to Dec 01

Source: Yahoo! Finance. Date range is from closing of HSN / Silver King merger to 12/31/01.

Prepared 1/29/02 - Read important disclaimer

Slide 23: Value Creation

Increase to shareholder value: $13.3 billion
Estimated annual ROI: 33%

Companies included: HSN, Ticketmaster, HRN, Broadcasting, USA Entertainment

Purchase Price = $7.2 Billion
Estimates Current Market Value = $20.5 Billion

Value of publicly traded subsidiaries based on current market values. Value of USA Broadcasting based on purchase price by Univision. Value of USA Entertainment based on estimated value of pending transaction. Value of other assets based on Wall Street analyst and USA internal estimates. Does not include pending Expedia transaction, which has not yet closed.

Prepared 1/29/02 - Read important disclaimer

Slide 24: Misses

Santa.com - $5 mm
Styleclick, FirstAuction, FirstJewelry.com - $115 mm
MXG Online - $25 mm
emachines - $8 mm
Others < $23 mm

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Slide 25: Current Trading Multiple
$ in billions except per share

USA Share Price - $27.00
Fully Diluted Shares Outstanding - 415
Equity Value - $11.2
Less: Net Cash & Investments - (3.5)
Enterprise Value - 7.7
Less: Value of Emerging Assets - (0.5)
Adjusted Enterprise Value - $7.2
                                                    2002E        2003E
AEV / Attributable Operating EBITDA                 13.8x        10.5x

Pro forma for pending Expedia and Vivendi transactions. Net cash and investments includes $750 million preferred interest in Vivendi Universal Entertainment ("VUE") and 5.4% common interest in VUE, and includes only attributable cash from publicly-traded subsidiaries. Attributable Operating EBITDA deducts minority interest, calculated on a fully diluted, treasury method basis, % of EBITDA from USA's publicly traded subsidiaries.

Prepared 1/29/02 - Read important disclaimer

Slide 26: USA Potential
$ in billions except per share

Assumed Multiple                                            12x          14x           16x           18x          20x
2006 Attributable Operating EBITDA                          $3.5         $3.5          $3.5         $3.5         $3.5
Implied Enterprise Value                                  $41.60       $48.60        $55.50       $62.50       $69.40
Less: Net Debt                                              -1.1         -1.1          -1.1         -1.1         -1.1
Plus: 5.4% Interest in VUE                                   1.6          1.6           1.6          1.6          1.6
Implied Equity Value                                       $42.1        $49.1         $56.0        $62.9        $69.9
2005 Theoretical Share price                                 $71          $81           $92         $103         $114

Pro forma for pending Expedia and Vivendi transactions. Attributable Operating EBITDA is defined as EBITDA from USA's Operating Businesses, less minority interest %, calculated on a fully diluted, treasury method basis, % of EBITDA from USA's publicly-traded subsidiaries. Assumes USA's 5.4% common interest in VUE increases in value 12% per year. Assumes 20% of EBITDA used to repay debt.
Source: USA Revised Budget as filed with the SEC on 1/29/02 and internal estimates. Includes new initiatives and acquisitions.

Prepared 1/29/02 - Read important disclaimer

Slide 27: Fully Diluted Shares Outstanding
Shares in millions

Assumed Multiple                                             12x          14x          16x           18x          20x
2005 Theoretical Share Price                                 $70          $81           $92         $103         $114
Basic Shares Outstanding                                     390          390           390          390          390
Treasury Method Options                                       38           40            41           42           43
Dilution from Warrants and
  Preferred Conversion                                        88           97           104          110          114
Shares Issued in New Acquisitions                            809           76            72           69           66
Pro Forma Fully Filuted Shares Outstanding                   596          603           608          611          614

Pro forma for pending transactions. Assumes tax savings from options and warrants exercise, increase in options outstanding of 3 mm per year. Includes all warrants related to Expedia and Vivendi transactions. Assumes new acquisitions at average multiple of 13x forward year EBITDA, excluding synergies.

Prepared 1/29/02 - Read important disclaimer

Slide 28: Important

This presentation contains forward looking statements relating to possible or assumed future results of USA. It reflects the current views of USA with respect to future events, and is subject to risks that could cause future results to materially differ. These risks are described in USA's Securities and Exchange Commission filings. Information contained herein about entities other than USA has been obtained from sources believed to be reliable, but no independent verification has been made and no representation is made as to its accuracy or prmpleteness. Any statements non-factual in nature constitute current opinions, which are subject to change without notice. The forward looking statements and opinions in this presentation are made as of the date of this presentation, and USA undertakes no obligation to update or revise them for any reason. These statements do not include the potential impact of any mergers, acquisitions or other business combinations that may be completed in the future other than previously announced pending transactions. This presentation reflects estimates that USA is comfortable releasing to analysts and the public as of the date hereof.

Prepared 1/29/02 - Read important disclaimer

Slide 29: Important

USA Networks, Inc. ("USA") and Expedia, Inc. ("Expedia") have filed a joint prospectus/proxy statement and will file other relevant documents concerning USA's acquisition of Expedia with the Securities and Exchange Commission ("SEC"). INVESTORS ARE URGED TO READ THE JOINT PROSPECTUS/PROXY AND INFORMATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED IN THE FUTURE WITH THE SEC BECAUSE THOSE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain such documents free of charge at the SEC's website at www.sec.gov. In addition, such documents may also be obtained free of charge by contacting USA Networks, Inc., 152 West 57th Street, New York, New York, 10019,
Attention: Investor Relations, or Expedia, Inc., 13810 SE Eastgate Way, Suite 400, Bellevue, WA 98005, Attention: Investor Relations.

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Slide 30: Important

USA has filed a preliminary proxy statement and will file other relevant documents concerning USA's contribution of its Entertainment Group to a joint venture with Vivendi Universal and certain related transactions with the Securities and Exchange Commission ("SEC"). INVESTORS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED IN THE FUTURE WITH THE SEC BECAUSE THOSE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION RELATING TO THE PROPOSED TRANSACTIONS. Investors will be able to obtain such documents free of charge at the SEC's website at www.sec.gov. In addition, such documents may also be obtained free of charge by contacting USA Networks, Inc., 152 West 57th Street, New York, New York, 10019, Attention:
Investor Relations. INVESTORS SHOULD READ THE PROXY STATEMENT CAREFULLY WHEN AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION CONCERNING THE PROPOSED TRANSACTIONS. USA and its directors and officers may be deemed to be participants in the solicitation of proxies from USA shareholders to adopt the agreement providing for USA's contribution of its Entertainment Group to a joint venture with Vivendi Universal and the other related transactions described therein. A detailed list of the names and interests of USA's directors and executive officers is contained in the definitive proxy statement on Schedule 14A filed by USA with the SEC on April 9, 2001. Copies of USA filings may be obtained free of charge at the SEC's website at www.sec.gov.

Prepared 1/29/02 - Read important disclaimer